UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SPI Energy Co., Ltd.

(Name of Issuer)

Ordinary Share, par value $0.000001

(Title of Class of Securities)

78470H109(1)

(CUSIP Number)

Yunshi Wang

21st Floor, Tower E, Zhonghai International Center,

No. 333 Jiaozi Avenue, Hi-tech Industrial Development Zone,

Chengdu, Sichuan, People’s Republic of China

Telephone: +86-13980988866

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the issuer’s American depositary shares (“ADSs”), each representing ten ordinary shares of the issuer.

SCHEDULE 13D

CUSIP No. 78470H109

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Qian Kun Prosperous Times Investment Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 80,000,000 shares of ordinary share1
	9	Sole dispositive power 0
	10	Shared dispositive power 80,000,000 shares of ordinary share1
11	Aggregate amount beneficially owned by each reporting person 80,000,000 shares of ordinary share1
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.1%2
14	Type of reporting person (see instructions) CO

1.	Consists of 80,000,000 shares of Ordinary Share held by Qian Kun Prosperous Times Investment Limited (“Qian Kun”). See Item 5. Qian Kun is a British Virgin Islands company wholly owned by Yunshi Wang. Yunshi Wang is the sole director of Qian Kun. The business address of Qian Kun is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
2.	Percentage calculated based on 719,065,172 shares of Ordinary Share, consisting of (i) 639,065,172 shares of Ordinary Share outstanding as of December 31, 2015 as disclosed in the issuer’s annual report on Form 20-F/A filed with the Securities Exchange and Commission on January 26, 2017 and (ii) 80,000,000 shares of Ordinary Share (see Note 1 above).

SCHEDULE 13D

CUSIP No. 78470H109

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yunshi Wang
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 80,000,000 shares of ordinary share1
	9	Sole dispositive power
	10	Shared dispositive power 80,000,000 shares of ordinary share1
11	Aggregate amount beneficially owned by each reporting person 80,000,000 shares of ordinary share 1
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.1%2
14	Type of reporting person (see instructions) IN

1.	Consists of 80,000,000 shares of Ordinary Share held by Qian Kun. See Item 5. Qian Kun is a British Virgin Islands company wholly owned by Yunshi Wang. Yunshi Wang is the sole director of Qian Kun. The business address of Qian Kun is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
2.	Percentage calculated based on 719,065,172 shares of Ordinary Share, consisting of (i) 639,065,172 shares of Ordinary Share outstanding as of December 31, 2015 as disclosed in the issuer’s annual report on Form 20-F/A filed with the Securities Exchange and Commission on January 26, 2017 and (ii) 80,000,000 shares of Ordinary Share (see Note 1 above).

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary share, par value $0.000001 per share (the “Ordinary Share”), of SPI Energy Co., Ltd., a Cayman Islands company (the “Issuer”). The Issuer’s principal executive offices are located at Suite 2703, 27/F, China Resources Building, 26 Harbour Road, Wan Chai, Hong Kong SAR, China.

Item 2.	Identity and Background.

(a) - (c) This Statement is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Qian Kun Prosperous Times Investment Limited (“Qian Kun”), a British Virgin Islands company; and

(ii) Yunshi Wang, a citizen of the People’s Republic of China.

Qian Kun is a company wholly owned by Yunshi Wang.

The business address of Qian Kun is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

The business address of Yunshi Wang is 21st Floor, Tower E, Zhonghai International Center, No. 333 Jiaozi Avenue, Hi-tech Industrial Development Zone, Chengdu, Sichuan, People’s Republic of China.

The principal business of Qian Kun is investment.

The principal business of Yunshi Wang is merchant.

With respect to Qian Kun, Yunshi Wang is the sole director of such Reporting Person and there are no other executive officers and directors or persons holding equivalent positions of such Reporting Person.

(d), (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of Yunshi Wang is the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Considerations.

Qian Kun and the Issuer entered into a purchase agreement (the “Purchase Agreement”) dated as of July 6, 2017. Pursuant to the Purchase Agreement, Qian Kun agreed to subscribe for and purchase from the Issuer, for an aggregate purchase price of $5,760,000, a total of 80,000,000 shares of Ordinary Share (the “Sale Shares”). The share issuance is subject to customary closing conditions. The foregoing description of the terms of the Purchase Agreement is qualified in its entirety by reference to its full text, a copy of which is included as Exhibit 99.1 of this Statement and is incorporated herein by reference. The closing (the “Closing”) of the transactions contemplated under the Purchase Agreement occurred on July 12, 2017.

The purchase of the Sale Shares was funded from the working capital of the Reporting Persons. No borrowed funds were used to purchase such shares of Ordinary Share.

Item 4.	Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Statement is hereby incorporated by reference in this Item 4.

The Reporting Persons will purchase the Sale Shares from the Issuer for investment purposes. The Reporting Persons intend to review their equity interest in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: current and anticipated future trading prices of the securities of the Issuer; the financial condition, results of operations and prospects of the Issuer; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b)    A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(c)    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d)    Any material change in the present capitalization or dividend policy of the Issuer;

(e)    Any other material change in the Issuer’s business or corporate structure;

(f)    Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g)    A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)    Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). The following disclosure assumes that there were 719,065,172 shares of Ordinary Share outstanding and issuable as of the Closing, including (1) 639,065,172 shares of Ordinary Share outstanding as of December 31, 2015 as disclosed in the Issuer’s annual report on Form 20-F/A filed with the Securities Exchange and Commission on January 26, 2017, and (2) 80,000,000 shares of Ordinary Share issued to Qian Kun as of the Closing.

Qian Kun is the direct owner of the Sale Shares. Qian Kun is deemed to have the shared power to vote or to direct the vote or dispose or direct the disposition of 80,000,000 shares of Ordinary Share, representing 11.1% of the Issuer’s total issued and outstanding shares of Ordinary Share as of the Closing.

Yunshi Wang is the indirect owner of the Sale Shares as stated above. Yunshi Wang is deemed to have the shared power to vote or to direct the vote or dispose or direct the disposition of 80,000,000 shares of Ordinary Share, representing 11.1% of the Issuer’s total issued and outstanding shares of Ordinary Share as of the Closing.

Except as disclosed in Items 5(a) and 5(b), none of the Reporting Persons has beneficially own any Ordinary Share, or has the right to acquire any Ordinary Share, nor presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Share which it may be deemed to beneficially own.

(c)    Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the Ordinary Share or other securities of the Issuer during the past 60 days.

(d)    Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is hereby incorporated by reference.

The Reporting Persons entered into a joint filing agreement on July 18, 2017 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.2.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the Sale Shares as beneficially owned by the Reporting Persons is pledged or otherwise subject to a contingency the occurrence of which would give a person voting power or investment power over such securities.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Purchase Agreement, dated July 6, 2017, between Qian Kun Prosperous Times Investment Limited and SPI Energy Co., Ltd.

99.2	Joint Filing Agreement, between the Reporting Persons, dated July 18, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2017

Yunshi Wang

By:	/s/ Yunshi Wang

Qian Kun Prosperous Times Investment Limited

By:	/s/ Yunshi Wang
Name:	Yunshi Wang
Title:	Director